Offer to Purchase for Cash
               Up to 11,750 Units of Limited Partnership Interest
                                       in
                     Fox Strategic Housing Income Partners,
                        a California limited partnership
                                       for
                                $200 Net Per Unit
                                       by
                             AIMCO Properties, L.P.

--------------------------------------------------------------------------------
THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL EXPIRE AT 12:00 MIDNIGHT
          NEW YORK TIME, ON MAY 28, 1999, UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

                                    IMPORTANT

     AIMCO Properties, L.P., a Delaware limited partnership (the "Purchaser"), is offering to purchase up to 11,750 of the outstanding units of limited partnership interest ("Units") in Fox Strategic Housing Income Partners, a California limited partnership (the "Partnership"), at a purchase price of $200 per Unit (the "Purchase Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). The Purchase Price is subject to adjustment under certain circumstances, as described herein. Holders of Units (each, a "Limited Partner") who tender their Units in response to the Offer will not be obligated to pay any commissions or partnership transfer fees. The Purchaser is an affiliate of Fox Partners VIII, which is the general partner of the Partnership (the "General Partner").

     Limited Partners are urged to consider the following factors:

     o The Purchaser and the General Partner are both affiliates of and controlled by Apartment Investment and Management Company, a Maryland real estate investment trust ("AIMCO").

     o Although not necessarily indicative of value, the Purchase Price is more than double (after taking into consideration the reduction of the transfer fee) the per Unit purchase price being paid in a competing offer made by Madison Liquidity Investors (the "Madison Offer").

     o The net liquidation value per Unit (the "Estimated Liquidation Value") estimated by the Purchaser (which is an affiliate of the General Partner) in connection with the Offer is $200. The Purchaser does not believe, however, that either the net asset value estimate by the General Partner's affiliate or the Estimated Liquidation Value represents a fair estimate of the market value of a Unit, primarily due to the fact that such estimates do not take into account timing considerations, market uncertainties and legal and other expenses that would be incurred in connection with a liquidation of the Partnership. See Section 13. Accordingly, the Purchaser does not believe that such estimates should be viewed as representative of the amount a Limited Partner can realistically expect to obtain on a sale of a Unit or the assets of the Partnership in the near term.

     o The Purchaser will have the right to vote all Units acquired pursuant to the Offer. In this regard, please be advised that AIMCO owns 4,132 Units. Accordingly, even if the Purchaser acquires a lesser number of Units pursuant to the Offer, because AIMCO already owns approximately 15.83% of the outstanding Units. AIMCO and the Purchaser will be able to significantly influence the outcome of all voting decisions with respect to the Partnership.

     o The Purchaser (which is an affiliate of the General Partner) is making the Offer with a view to making a profit. Accordingly, there is a conflict between the desire of the Purchaser (which is an affiliate of the General Partner) to purchase Units at a low price and the desire of the Limited Partners to sell their Units at a high price. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer, and no representation is made by the Purchaser or any of its affiliates as to such fairness.

     The Offer is not conditioned on financing or upon any minimum aggregate number of Units being tendered.

                    ----------------------------------------

     Any Limited Partner desiring to tender Units should complete and sign the Letter of Transmittal in accordance with the Instructions to the Letter of Transmittal and mail or deliver the signed Letter of Transmittal to the Information Agent. A Limited Partner may tender any or all of the Units owned by that Limited Partner. Tenders of fractional Units will not be permitted, except by a Limited Partner who is tendering all of the Units owned by that Limited Partner.

     Questions and requests for assistance or for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at the address and telephone numbers set forth below and on the back cover of this Offer to Purchase. No soliciting dealer fees or other payments to brokers for tenders are being paid by the Purchaser (which is an affiliate of the General Partner).

                    ----------------------------------------

           For More Information or for Further Assistance Please Call:

                      River Oaks Partnership Services, Inc.
                                       at
                                 (888) 349-2005
                                       or
                                 (201) 896-1900

April 30, 1999

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
INTRODUCTION .............................................................     1

THE OFFER ................................................................     4

     Section 1.  Terms of the Offer; Expiration Date; Proration ..........     4

     Section 2.  Acceptance for Payment and Payment for Units ............     5

     Section 3.  Procedure for Tendering Units ...........................     5

     Section 4.  Withdrawal Rights .......................................     7

     Section 5.  Extension of Tender Period; Termination; Amendment ......     7

     Section 6.  Certain Federal Income Tax Matters ......................     8

     Section 7.  Effects of the Offer ....................................    10

     Section 8.  Future Plans of AIMCO and the Purchaser .................    11

     Section 9.  Certain Information Concerning the Partnership ..........    12

     Section 10. Conflicts of Interest and Transactions with Affiliates ..    13

     Section 11. Certain Information Concerning the Purchaser and AIMCO ..    14

     Section 12. Source of Funds .........................................    15

     Section 13. Background of the Offer .................................    15

     Section 14. Conditions of the Offer .................................    17

     Section 15. Certain Legal Matters ...................................    19

     Section 16. Fees and Expenses .......................................    19

     Section 17. Miscellaneous ...........................................    20

ANNEX I -- OFFICERS AND DIRECTORS ........................................   I-1

ANNEX II -- FINANCIAL INFORMATION OF THE PURCHASER AND ITS AFFILIATES ....  II-1

ANNEX III -- FINANCIAL INFORMATION OF AIMCO AND ITS AFFILIATES ........... III-1

To the Limited Partners of
Fox Strategic Housing Income Partners


                                  INTRODUCTION

     AIMCO Properties, L.P. (the "Purchaser"), which is a Delaware limited partnership and an affiliate of the General Partner (as defined below), hereby offers to purchase up to 11,750 of the outstanding units of limited partnership interest ("Units"), in Fox Strategic Housing Income Partners, a California limited partnership (the "Partnership"), at a purchase price of $200 per Unit (the "Purchase Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). The Offer is not conditioned on any aggregate minimum number of Units being tendered. The 11,750 Units sought pursuant to the Offer represent approximately 45% of the total Units outstanding. A Limited Partner may tender any or all of the Units owned by that Limited Partner. Tenders of fractional Units will not be permitted except by a Limited Partner who is tendering all of the Units owned by that Limited Partner. The Purchaser (which is an affiliate of the General Partner) will pay all charges and expenses of River Oaks Partnership Services, Inc., who will serve as the Purchaser's information agent and depositary for the Offer (the "Information Agent").

     The Purchaser; Affiliation with the General Partner. Fox Capital Management Corporation, the managing general partner of Fox Partners VIII, the general partner of the Partnership (the "General Partner"), is owned and controlled by Apartment Investment and Management Company, a publicly traded Maryland real estate investment trust ("AIMCO"). AIMCO is also the sole shareholder of the Purchaser's general partner and, at December 31, 1998, held an 83% partnership interest in the Purchaser. By reason of these relationships, the General Partner has conflicts of interest in considering the Offer. The Partnership has indicated in a Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "Commission") that it is remaining neutral and making no recommendation as to whether Limited Partners should tender their Units in response to the Offer. Limited Partners are urged to read this Offer to Purchase and the related materials and the Schedule 14D-9 carefully and in their entirety before deciding whether to tender their Units. See Sections 10 and 13.

     Some Factors to Be Considered by Limited Partners. In considering the Offer, Limited Partners may wish to consider the following factors:

     Potential Adverse Aspects of the Offer for Limited Partners
     -----------------------------------------------------------

     o The Purchaser and the General Partner are affiliates of and controlled by AIMCO. See Sections 11 and 13. The General Partner has conflicts of interest in considering the Offer, including (i) as a result of the fact that a sale or liquidation of the Partnership's assets would result in a decrease or elimination of the fees paid to the General Partner and/or its affiliates and (ii) the fact that as a consequence of the Purchaser's ownership of Units, the Purchaser (which is an affiliate of the General Partner) may have incentives to seek to maximize the value of its ownership of Units, which in turn may result in a conflict for the General Partner in attempting to reconcile the interests of the Purchaser (which is an affiliate of the General Partner) with the interests of the other Limited Partners. See Section 10.

     o The net liquidation value per Unit (the "Estimated Liquidation Value") estimated by the Purchaser (which is an affiliate of the General Partner) in connection with the Offer is $200. See Section 13 for a discussion of why the Purchaser (which is an affiliate of the General Partner) believes that such estimates are not necessarily indicative of the fair market value of a Unit. The Purchaser (which is an affiliate of the General Partner) makes no representation and expresses no opinion as to the fairness or adequacy of the Purchase Price.

     o As with any rational investment decision, the Purchaser (which is an affiliate of the General Partner) is making the Offer with a view to making a profit. Accordingly, there is a conflict between the desire of the Purchaser (which is an affiliate of the General Partner) to purchase Units at a low price and the desire of the Limited Partners to sell their Units at a high price. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer, and no representation is made by the Purchaser or any of its affiliates as to such fairness.

     o The Purchaser will have the right to vote all Units acquired pursuant to the Offer. In this regard, please be advised that the AIMCO currently owns 4,132 Units representing 15.83% of the total Units outstanding. Accordingly, even if the Purchaser acquires a lesser number of Units pursuant to the Offer, because AIMCO already owns approximately 15.83% of the outstanding Units, the Purchaser and AIMCO will be able to significantly influence the outcome of all voting decisions with respect to the Partnership. This means that (i) non-tendering Limited Partners could be prevented from taking action they desire but that the Purchaser (which is an affiliate of the General Partner) opposes and (ii) the Purchaser (which is an affiliate of the General Partner) may be able to take action desired by it but opposed by the non-tendering Limited Partners.

     Potentially Beneficial Aspects of the Offer for Limited Partners
     ----------------------------------------------------------------

     o Although not necessarily indicative of value, the Purchase Price is more than double (after taking into consideration the reduction of the transfer fee) the per Unit purchase price being paid in a competing offer made by Madison Liquidity Investors (the "Madison Offer").

     o Although there are some limited resale mechanisms available to Limited Partners wishing to sell their Units, there is no formal trading market for Units. At present, Limited Partners may seek to negotiate private sales or sales through a trading system such as the American Partnership Board, which publishes sell offers by Limited Partners in respect of Units. Accordingly, the Offer affords Limited Partners an opportunity to dispose of their Units for cash which otherwise might not be available to them.

     o The Offer may be attractive to Limited Partners who have an immediate need for cash.

     o Limited Partners who sell Units pursuant to the Offer will not be charged any sales commissions or partnership transfer fees.

     o Real estate markets in the United States generally have recovered and experienced an upward trend since the end of the last recession. That recovery and upward trend might continue. On the other hand, real estate markets also may be adversely affected by a variety of factors, including possible fluctuations in interest rates, economic slowdowns and overbuilding. Accordingly, ownership of Units continues to be a speculative investment. The Offer may provide Limited Partners with the opportunity to liquidate their interests in the Partnership and replace them with investments that are less speculative.

     o The Offer may be attractive to Limited Partners who wish to avoid in the future the expenses, delays and complications in filing personal income tax returns which may be caused by ownership of Units. In addition, a Limited Partner who sells 100% of its Units pursuant to the Offer will no longer be subject to the passive activity loss limitation with respect to "suspended" losses attributable to those Units and, therefore, will be able to utilize fully any such losses.

     o The Offer may be attractive to those Limited Partners who have become disenchanted with real estate investments generally, and in particular with the perceived illiquidity of investments made through limited partnerships, because it may afford an immediate opportunity for those Limited Partners to liquidate their investments in the Partnership. On the other hand, Limited Partners who tender their Units will be giving up the opportunity to participate in any potential future benefits represented by the ownership of those Units, including, for example, the right to participate in any future distributions of cash or property, whether from operations, the proceeds of a sale or refinancing of one or more of the Partnership's properties or in connection with any future liquidation of the Partnership. Instead, any such distributions of cash or property with respect to Units tendered in the Offer and purchased by the Purchaser will be paid to the Purchaser.

     The Purchaser (which is an affiliate of the General Partner) makes no recommendation to any Limited Partner as to whether to tender or refrain from tendering Units and has been advised by the General Partner that the General Partner also expects to make no recommendation. Each Limited Partner must make its own decision, based on the Limited Partner's particular circumstances, as to whether to tender Units and, if so, how many Units to tender. Limited Partners should consult with their respective advisors regarding the financial, tax, legal and other implications of accepting the Offer. Limited Partners are urged to read this Offer to Purchase and the related materials carefully and in their entirety before deciding whether to tender their Units.

     Reasons for and Effects of the Offer. The Purchaser's purpose in making the Offer is to increase its equity interest in the Partnership, primarily for investment purposes and with a view to making a profit. Although the number of Units sought in the Offer will not give the Purchaser (which is an affiliate of the General Partner) absolute control over the Partnership, if the Purchaser is successful in acquiring all or a substantial portion of the Units it is tendering for, it will be in a position to exercise significant influence over the outcome of any vote by Limited Partners. Even if the Purchaser acquires a lesser number of Units pursuant to the Offer, because AIMCO already owns approximately 15.83% of the outstanding Units, the Purchaser and AIMCO will be able to significantly influence the outcome of all voting decisions with respect to the Partnership. See Sections 8, 10 and 13.

     Certain Tax Considerations. A sale by a Limited Partner pursuant to the Offer will result in taxable gain (or loss) equal to the excess (deficit) of the amount realized by the Limited Partner for the Units sold over (under) such Limited Partner's adjusted tax basis in those Units, which may be taxable as ordinary income or loss, capital gain or loss or gain from real estate depreciation recapture. If a Limited Partner has suspended "passive losses" from the Partnership or other passive activity investments, such Limited Partner generally may deduct these losses up to the amount of any gain from the sale. A sale pursuant to the Offer of all of a Limited Partner's Units will terminate his or her investment in the Partnership and, commencing with the year following the year of sale, the Limited Partner will no longer receive Partnership tax information or have to report the complicated tax information currently required of Limited Partners. See Section 6.

     General Policy Regarding Sales and Refinancings of Partnership Properties; Alternatives. It is not known when the Partnership's properties may be sold. There may be no way to liquidate a Limited Partner's investment in the Partnership in the future until the properties are sold and the Partnership is liquidated. In general, the General Partner regularly evaluates the Partnership's properties by considering various factors, such as the Partnership's financial position and real estate and capital markets conditions. The General Partner monitors each property's specific locale and sub-market conditions evaluating current trends, competition, new construction and economic changes. The General Partner oversees each asset's operating performance and continuously evaluates the physical improvement requirements. In addition, the financing structure for each property, tax implications and the investment climate are all considered. Any of these factors, and possibly others, could potentially contribute to any decision by the General Partner to sell, refinance, upgrade with capital improvements or hold a particular Partnership property. Under the Limited Partnership Agreement the term of the Partnership will continue until December 31, 2025, unless sooner terminated as provided in the Limited Partnership Agreement or by law.

     Conditions. The Offer is not conditioned on any aggregate minimum number of Units being tendered. Certain other conditions do apply, however. See Section 14.

     Distributions. The Partnership paid and/or declared cash distributions to Limited Partners of $201.95 per Unit during the year ended December 31, 1998. No distributions to Limited Partners were paid by the Partnership during the year ended December 31, 1997.

     Outstanding Units. According to information supplied by the Partnership, as of December 31, 1998 there were 26,111 Units issued and outstanding, which were held of record by 1,311 Limited Partners. AIMCO currently owns 4,132 (representing approximately 15.83%) of the outstanding Units. See Section 11 of this Offer to Purchase for a list of transactions in the Units effected by the Purchaser and its affiliates within the past 60 days.


                                    THE OFFER

     Section 1. Terms of the Offer; Expiration Date; Proration. Upon the terms and subject to the conditions of the Offer, the Purchaser (which is an affiliate of the General Partner) will accept for payment (and thereby purchase) up to 11,750 Units that are validly tendered on or prior to the Expiration Date and not withdrawn in accordance with the procedures set forth in Section 4. For purposes of the Offer, the term "Expiration Date" shall mean 12:00 midnight, New York City time, on May 28, 1999, unless the Purchaser in its sole discretion shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as extended by the Purchaser, shall expire. See Section 5 for a description of the Purchaser's right to extend the period of time during which the Offer is open and to amend or terminate the Offer.

     The Purchase Price will automatically be reduced by the aggregate amount of distributions per Unit, if any, made by the Partnership to Limited Partners from and after the date of this Offer until the date on which the Purchaser pays for Units purchased pursuant to the Offer.

     If, prior to the Expiration Date, the Purchaser increases the consideration offered to Limited Partners pursuant to the Offer, the increased consideration will be paid for all Units accepted for payment pursuant to the Offer, regardless of whether the Units were tendered prior to the increase in the consideration offered.

     If more than 11,750 Units are validly tendered prior to the Expiration Date and not properly withdrawn prior to the Expiration Date in accordance with the procedures specified in Section 4, the Purchaser will, upon the terms and subject to the conditions of the Offer, accept for payment and pay for an aggregate of 11,750 of the Units so tendered, pro rata according to the number of Units validly tendered by each Limited Partner and not properly withdrawn on or prior to the Expiration Date, with appropriate adjustments to avoid purchases of fractional Units. If the number of Units validly tendered and not properly withdrawn on or prior to the Expiration Date is less than or equal to 11,750 Units, the Purchaser will purchase all Units so tendered and not withdrawn, upon the terms and subject to the conditions of the Offer.

     If proration of tendered Units is required, then, subject to the Purchaser's obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934 (the "Exchange Act") to pay Limited Partners the Purchase Price in respect of Units tendered or return those Units promptly after the termination or withdrawal of the Offer, the Purchaser does not intend to pay for any Units accepted for payment pursuant to the Offer until the final proration results are known. Notwithstanding any such delay in payment, no interest will be paid on the Purchase Price.

     The Offer is conditioned on satisfaction of certain conditions. See Section 14, which sets forth in full the conditions of the Offer. The Purchaser reserves the right (but in no event shall be obligated), in its sole discretion, to waive any or all of those conditions. If, on or prior to the Expiration Date, any or all of the conditions have not been satisfied or waived, the Purchaser reserves the right to (i) decline to purchase any of the Units tendered and terminate the Offer, (ii) waive all of the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Commission, purchase all Units validly tendered, (iii) extend the Offer and, subject to the right of Limited Partners to withdraw Units until the Expiration Date, retain the Units that have been tendered during the period or periods for which the Offer is extended, and/or (iv) amend the Offer.

     This Offer to Purchase and the related Letter of Transmittal are being mailed by the Purchaser (which is an affiliate of the General Partner) to the persons shown by the Partnership's records to have been Limited Partners or (in the case of Units owned of record by Individual Retirement Accounts ("IRAs") and qualified plans) beneficial owners of Units as of May 1, 1999. For administrative purposes, the transfer of Units will be effective May 1, 1999.

     Section 2. Acceptance for Payment and Payment for Units. Upon the terms and subject to the conditions of the Offer, the Purchaser (which is an affiliate of the General Partner) will accept for payment (and thereby purchase) and will pay for all Units validly tendered and not withdrawn in accordance with the procedures specified in Section 4, as promptly as practicable following the Expiration Date. A tendering beneficial owner of Units whose Units are owned of record by an IRA or other qualified plan will not receive direct payment of the Purchase Price; rather, payment will be made to the custodian of such account or plan. In all cases, payment for Units purchased pursuant to the Offer will be made only after timely receipt by the Information Agent of a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal. See Section 3. Under no circumstances will interest be paid on the Purchase Price by reason of any delay in making such payment.

     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment pursuant to the Offer, and thereby purchased, validly tendered Units if, as and when the Purchaser gives verbal or written notice to the Information Agent of the Purchaser's acceptance of those Units for payment pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Units accepted for payment pursuant to the Offer will be made by deposit of the Purchase Price with the Information Agent, which will act as agent for tendering Limited Partners for the purpose of receiving payments from the Purchaser and transmitting those payments to Limited Partners whose Units have been accepted for payment.

     If any tendered Units are not purchased for any reason, the Letter of Transmittal with respect to such Units will be destroyed by the Purchaser. If for any reason acceptance for payment of, or payment for, any Units tendered pursuant to the Offer is delayed or the Purchaser is unable to accept for payment, purchase or pay for Units tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights under Section 14, the Purchaser may retain tendered Units, and those Units may not be withdrawn except to the extent that the tendering Limited Partners are entitled to withdrawal rights as described in
Section 4; subject, however, to the Purchaser's obligation under Rule 14e-1(c) under the Exchange Act to pay Limited Partners the Purchase Price in respect of Units tendered or return those Units promptly after termination or withdrawal of the Offer.

     The Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of the Purchaser's affiliates, the right to purchase Units tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer or prejudice the rights of tendering Limited Partners to receive payment for Units validly tendered and accepted for payment pursuant to the Offer.

     Section 3. Procedure for Tendering Units.

     Valid Tender. In order for a tendering Limited Partner to participate in the Offer, its Units must be validly tendered and not withdrawn on or prior to the Expiration Date. To validly tender Units, a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal must be received by the Information Agent, at its address set forth on the back cover of this Offer to Purchase, on or prior to the Expiration Date. A Limited Partner may tender any or all of the Units owned by that Limited Partner; provided, however, tenders of fractional Units will not be permitted, except by a Limited Partner who is tendering all of the Units owned by that Limited Partner. No alternative, conditional or contingent tenders will be accepted.

     Signature Requirements. If the Letter of Transmittal is signed by the registered holder of the Units and payment is to be made directly to that holder, then no signature guarantee is required on the Letter of Transmittal. Similarly, if the Units are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required on the Letter of Transmittal. However, in all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. Please contact the Information Agent for assistance in obtaining a signature guarantee.

     Delivery of Letter of Transmittal. The method of delivery of the Letter of Transmittal and all other required documents is at the option and risk of the tendering Limited Partner, and delivery will be deemed made only when actually received by the Information Agent. In all cases, sufficient time should be allowed to assure timely delivery.

     Appointment as Proxy; Power of Attorney. By executing a Letter of Transmittal, a tendering Limited Partner irrevocably appoints the Purchaser (which is an affiliate of the General Partner), and its managers and designees as the Limited Partner's proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of the Limited Partner's rights with respect to the Units tendered by the Limited Partner and accepted for payment by the Purchaser (which is an affiliate of the General Partner). Each such proxy shall be considered coupled with an interest in the tendered Units. Such appointment will be effective when, and only to the extent that, the Purchaser accepts the tendered Units for payment. Upon such acceptance for payment, all prior proxies given by the Limited Partner with respect to the Units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The Purchaser and its managers and designees will, as to those Units, be empowered to exercise all voting and other rights of the Limited Partner as they in their sole discretion may deem proper at any meeting of Limited Partners, by written consent or otherwise. The Purchaser reserves the right to require that, in order for Units to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of the Units, the Purchaser must be able to exercise full voting rights with respect to the Units, including voting at any meeting of Limited Partners then scheduled or acting by written consent without a meeting.

     By executing a Letter of Transmittal, a tendering Limited Partner also irrevocably constitutes and appoints the Purchaser and its general partner and designees as the Limited Partner's attorneys-in-fact, each with full power of substitution, to the full extent of the Limited Partner's rights with respect to the Units tendered by the Limited Partner and accepted for payment by the Purchaser. Such appointment will be effective when, and only to the extent that, the Purchaser accepts the tendered Units for payment. The tendering Limited Partner agrees not to exercise any rights pertaining to the tendered Units without the prior consent of the Purchaser. Upon such acceptance for payment, all prior powers of attorney granted by the Limited Partner with respect to such Units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, the Purchaser and its general partner and designees each will have the power, among other things, (i) to transfer ownership of such Units on the Partnership books maintained by the General Partner (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith), (ii) upon receipt by the Information Agent (as the tendering Limited Partner's agent) of the Purchase Price, to become a substituted Limited Partner, to receive any and all distributions made by the Partnership on or after the date on which the Purchaser purchases such Units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such Units in accordance with the terms of the Offer, (iii) to execute and deliver to the General Partner a change of address form instructing the General Partner to send any and all future distributions to which the Purchaser is entitled pursuant to the terms of the Offer in respect of tendered Units to the address specified in such form, and (iv) to endorse any check payable to or upon the order of such Limited Partner representing a distribution to which the Purchaser is entitled pursuant to the terms of the Offer, in each case in the name and on behalf of the tendering Limited Partner.

     Assignment of Interest in Future Distributions. By executing a Letter of Transmittal, a tendering Limited Partner irrevocably assigns to the Purchaser (which is an affiliate of the General Partner) and its assigns all of the right, title and interest of the Limited Partner in and to any and all distributions made by the Partnership on or after the date on which the Purchaser purchases such Units, in respect of the Units tendered by such Limited Partner and accepted for payment by the Purchaser, regardless of the fact that the record date for any such distribution may be a date prior to the date of such purchase. The Purchaser will seek to be admitted to the Partnership as a substituted Limited Partner upon consummation of the Offer.

     Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Units pursuant to the Offer will be determined by the Purchaser (which is an affiliate of the General Partner), in its sole discretion, which determination shall be final and binding. The Purchaser reserves the absolute right to reject any or all tenders of any particular Units determined by it not to be in proper form or if the acceptance of or payment for those Units may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive or amend any of the conditions of the Offer that it is legally permitted to waive as to the tender of any particular Units and to waive any defect or irregularity in any tender with respect to any particular Units of any particular Limited Partner. The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto) will be final and binding. No tender of Units will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of the Purchaser, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in the tender of any Units or will incur any liability for failure to give any such notification.

     Backup Federal Income Tax Withholding. To prevent the possible application of backup federal income tax withholding of 31% with respect to payment of the Purchase Price, each tendering Limited Partner must provide the Purchaser (which is an affiliate of the General Partner) with the Limited Partner's correct taxpayer identification number by completing the Substitute Form W-9 included in the Letter of Transmittal. See the Instructions to the Letter of Transmittal and
Section 6.

     FIRPTA Withholding. To prevent the withholding of federal income tax in an amount equal to 10% of the amount of the Purchase Price plus Partnership liabilities allocable to each Unit purchased, each tendering Limited Partner must complete the FIRPTA Affidavit included in the Letter of Transmittal certifying the Limited Partner's taxpayer identification number and address and that such Limited Partner is not a foreign person. See the Instructions to the Letter of Transmittal and Section 6.

     Binding Obligation. A tender of Units pursuant to and in accordance with the procedures described in this Section 3 and the acceptance for payment of such Units will constitute a binding agreement between the tendering Limited Partner and the Purchaser (which is an affiliate of the General Partner) on the terms set forth in this Offer to Purchase and in the Letter of Transmittal.

     Section 4. Withdrawal Rights. Tenders of Units pursuant to the Offer are irrevocable, except that Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless already accepted for payment as provided in this Offer to Purchase, may also be withdrawn at any time after July 2, 1999. For withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Information Agent at its address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn and must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed (including signature guarantees by an Eligible Institution). Units properly withdrawn will be deemed not to be validly tendered for purposes of the Offer. Withdrawn Units may be re-tendered, however, by following the procedures described in Section 3 at any time prior to the Expiration Date.

     If payment for Units is delayed for any reason or if the Purchaser (which is an affiliate of the General Partner) is unable to pay for Units for any reason, then, without prejudice to the Purchaser's rights under the Offer, tendered Units may be retained by the Purchaser and may not be withdrawn except to the extent that tendering Limited Partners are entitled to withdrawal rights as set forth in this Section 4; subject, however, to the Purchaser's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay Limited Partners the Purchase Price in respect of Units tendered or return those Units promptly after termination or withdrawal of the Offer.

     All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. None of the Purchaser, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     Section 5. Extension of Tender Period; Termination; Amendment. The Purchaser (which is an affiliate of the General Partner) expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, validly tendered Units, (ii) to terminate the Offer if any condition referred to in Section 14 has not been satisfied or upon the occurrence of any event specified in Section 14 and (iii) to amend the Offer in any respect (including, without limitation, by increasing the consideration offered, increasing or decreasing the number of Units being sought, or both). Notice of any such extension, termination or amendment will be disseminated promptly to Limited Partners in a manner reasonably designed to inform Limited Partners of such change in compliance with Rule 14d-4(c) under the Exchange Act. In the case of an extension of the Offer, the extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York City time, on the next business day after the then scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act.

     If the Purchaser extends the Offer, or if the Purchaser (whether before or after its acceptance for payment of Units) is delayed in its payment for Units or is unable to pay for Units pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Purchaser may retain tendered Units and those Units may not be withdrawn except to the extent tendering Limited Partners are entitled to withdrawal rights as described in
Section 4; subject, however, to the Purchaser's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay Limited Partners the Purchase Price in respect of Units tendered or return those Units promptly after termination or withdrawal of the Offer.

     If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the offer or information concerning the offer will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. If material changes are made with respect to information that approaches the significance of price or the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination to securityholders and investor response. As used in this Offer to Purchase, "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:00 a.m. through 11:59 P.M., New York City time.

     Section 6. Certain Federal Income Tax Matters.

     General. The following summary is a general discussion of certain of the federal income tax consequences of a sale of Units pursuant to the Offer. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations thereunder, administrative rulings, practice and procedures and judicial authority, all as of the date of the Offer. All of the foregoing are subject to change, and any such change could affect the continuing accuracy of this summary. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular Limited Partner in light of such Limited Partner's specific circumstances or to certain types of Limited Partners subject to special treatment under the federal income tax laws (for example, foreign persons, dealers in securities, banks, insurance companies and tax-exempt organizations), nor (except as otherwise expressly indicated) does it describe any aspect of state, local, foreign or other tax laws. Sales of Units pursuant to the Offer will be taxable transactions for federal income tax purposes, and also may be taxable transactions under applicable state, local, foreign and other tax laws. Each Limited Partner should consult its own tax advisor as to the particular tax consequences to such Limited Partner of selling Units pursuant to the Offer.

     Gain or Loss Generally. In general, a Limited Partner will recognize gain or loss on a sale of Units pursuant to the Offer equal to the difference between
(i) the Limited Partner's "amount realized" on the sale and (ii) the Limited Partner's adjusted tax basis in the Units sold. Generally, a Limited Partner's adjusted tax basis with respect to a Unit equals its cost, increased by the amount of income and the amount of Partnership liabilities (as determined under Code Section 752) allocated to the Unit, and decreased by (i) any distributions made with respect to such Unit, (ii) the amount of deductions or losses allocated to the Unit and (iii) any decrease in the amount of Partnership liabilities (as determined under Code Section 752) allocated to the Unit. Thus, the amount of a Limited Partner's adjusted tax basis in tendered Units will vary depending upon the Limited Partner's particular circumstances. The "amount realized" with respect to a Unit will be a sum equal to the amount of cash received by the Limited Partner for the Unit pursuant to the Offer, plus the amount of the Partnership's liabilities allocable to the Unit (as determined under Code Section 752).

     A portion of the gain or loss recognized by a Limited Partner on a sale of a Unit pursuant to the Offer generally will be treated as a capital gain or loss, if (as is generally expected to be the case) the Unit was held by the Limited Partner as a capital asset. Under the IRS Restructuring and Reform Act of 1998, the capital gains rate for individuals and other non-corporate taxpayers is 20% for sales of capital assets held for more than one year. However, any gain from the sale of such assets attributable to the recapture of depreciation with respect to real property (other than certain depreciation recapture taxable as ordinary income) is taxed at a maximum rate of 25%. Corporate taxpayers are taxed at a maximum marginal rate of 35% for both capital gains and ordinary income. The maximum marginal federal income tax rate for ordinary income of individuals and other noncorporate taxpayers is 39.6%. Capital losses are deductible only to the extent of capital gains, except that, subject to the passive activity loss limitations discussed below, non-corporate taxpayers may deduct up to $3,000 of capital losses in excess of the amount of their capital gains against ordinary income. Excess capital losses generally can be carried forward to succeeding years (a corporation's carryforward period is five years and a non-corporate taxpayer can carry forward such losses indefinitely); and a corporation is permitted to carry back excess capital losses to the three preceding taxable years, provided the carryback does not increase or produce a net operating loss for any of those years.

     A tendering Limited Partner will be allocated a pro rata share of the Partnership's taxable income or loss for the year of sale with respect to the Units sold in accordance with the provisions of the Limited Partnership Agreement concerning transfers of Units. Such allocation and any cash distributed by the Partnership to the Limited Partner for that year will affect the Limited Partner's adjusted tax basis in Units and, therefore, the amount of such Limited Partner's taxable gain or loss upon a sale of Units pursuant to the Offer.

     Unrealized Receivables and Certain Inventory. A portion of the gain or loss upon the sale of Units may be attributable to unrealized receivables. If any portion of the amount of gain or loss realized by a Limited Partner is attributable to "unrealized receivables" (which includes certain depreciation recapture) or "substantially appreciated inventory" as defined in Code Section 751, then a portion of the Limited Partner's gain or loss may be ordinary rather than capital. In addition, a portion of such gain may be taxed at the 25% rate discussed above. A Limited Partner who tenders Units which are purchased pursuant to the Offer must file an information statement with such Limited Partner's federal income tax return for the year of the sale which provides the information specified in Treasury Regulation ss. 1.751-1(a)(3). A selling Limited Partner also must notify the Partnership of the date of the transfer and the names, addresses and tax identification numbers of the transferor(s) and transferee within 30 days of the date of the transfer (or, if earlier, by January 15 of the following calendar year).

     Passive Activity Loss Limitation. Under Code Section 469, a non-corporate taxpayer or personal service corporation generally can deduct "passive losses" in any year only to the extent of the person's passive income for that year. Closely held corporations (other than personal service corporations) may offset such losses against active income as well as passive activity income for that year. A portion of any post-1986 losses of Limited Partners from the Partnership may have been passive losses. Thus, Limited Partners may have "suspended" passive losses from the Partnership (i.e., post-1986 net taxable losses in excess of statutorily permitted "phase-in" amounts which have not been used to offset income from other passive activities or from the Partnership). Substantially all gain or loss from a sale of Units pursuant to the Offer will be passive income or loss.

     If a Limited Partner sells less than all of its Units pursuant to the Offer, suspended passive losses, if any (including a portion of any loss recognized on the sale of Units), can be currently deducted (subject to other applicable limitations) to the extent of the Limited Partner's passive income from the Partnership for that year (including any gain recognized on the sale of Units) plus any other passive income for that year. If, on the other hand, a Limited Partner sells 100% of its Units pursuant to the Offer, any "suspended" losses and any losses recognized upon the sale of the Units will be offset first against any other net passive gain to the Limited Partner from the sale of the Units and any other net passive activity income from other passive activity investments, and the balance of any "suspended" net losses from the Units will no longer be subject to the passive activity loss limitation and, therefore, will be deductible by such Limited Partner from its other income (subject to any other applicable limitations), including ordinary income. If a tendering Limited Partner has suspended passive losses from the Partnership, such Limited Partner must sell all of its Units to receive these tax benefits. If more than 11,750 of the outstanding Units are tendered, some tendering Limited Partners may not be able to sell 100% of their Units pursuant to the Offer because of proration of the number of Units to be purchased by the Purchaser. See Section 1.

     Partnership Termination. Section 708(b) of the Code provides that a partnership terminates for income tax purposes if there is a sale or exchange of 50% or more of the total interest in partnership capital and profits within a twelve-month period (although successive transfers of the same interest within a twelve-month period will be treated as a single transfer for this purpose). In the event of a termination, the Partnership's tax year would close and the Partnership would be treated for income tax purposes as if it had contributed all of its assets and liabilities to a "new" partnership in exchange for an interest in the "new" partnership. The Partnership would then be treated as making a distribution of the interests in the "new" partnership to the new partners and the remaining partners, followed by the liquidation of the Partnership. Because the "new" partnership would be treated as having acquired its assets on the date of the deemed contribution, a new depreciation recovery period would begin on such date, the Partnership's annual depreciation deductions over the next few years would be substantially reduced, and the Partnership would have greater taxable income (or less tax loss) than if no tax termination occurred. In addition, depreciation may be required to be allocated to those Limited Partners that have a higher tax basis. A tax termination of the Partnership would also terminate any partnership in which the Partnership holds a majority interest (50% or more). The Purchaser believes that even if the maximum number of Units is purchased pursuant to the Offer, those transfers will not cause a tax termination of the Partnership.

     Backup Withholding and FIRPTA Withholding. Limited Partners (other than tax-exempt persons, corporations and certain foreign persons) who tender Units may be subject to 31% backup withholding unless those Limited Partners provide a taxpayer identification number ("TIN") and certify that the TIN is correct or properly certify that they are awaiting a TIN. A Limited Partner may avoid backup withholding by properly completing and signing the Substitute Form W-9 included as part of the Letter of Transmittal. If a Limited Partner who is subject to backup withholding does not properly complete and sign the Substitute Form W-9, the Purchaser will withhold 31% from payments to such Limited Partner.

     Gain realized by a foreign Limited Partner on the sale of a Unit pursuant to the Offer will be subject to federal income tax. Under Code Section 1445, the transferee of an interest held by a foreign person in a partnership which owns United States real property generally is required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. In order to comply with this requirement, the Purchaser will withhold 10% of the amount realized by a tendering Limited Partner unless the Limited Partner properly completes and signs the FIRPTA Affidavit included as part of the Letter of Transmittal certifying the Limited Partner's TIN and address, and that such Limited Partner is not a foreign person. Amounts withheld would be creditable against a foreign Limited Partner's federal income tax liability and, if in excess thereof, a refund could be obtained from the Internal Revenue Service by filing a U.S. income tax return.

     Section 7. Effects of the Offer.

     Limitations on Resales. Due to the termination of the Partnership for tax purposes if there is a sale or exchange of 50% or more of the total interest in partnership capital and profits within a twelve-month period (although successive transfers of the same interest within a twelve-month period will be treated as a single transfer for this purpose), this Offer may limit sales of Units in the secondary market and in private transactions for the twelve-month period following completion of the Offer. See Section 6. The General Partner has advised the Purchaser that the Partnership will not process any requests for recognition of substitution of Limited Partners upon a transfer of Units during such twelve-month period which the General Partner believes may cause a tax termination in contravention of the Limited Partnership Agreement. In determining the number of Units for which the Offer is made (representing approximately 45% of the outstanding Units), the Purchaser (which is an affiliate of the General Partner) took this restriction into account so as to permit normal historical levels of transfers to occur following the transfers of Units pursuant to the Offer without violating this restriction.

     Effect on Trading Market; Reporting Requirements Under the Exchange Act. If a substantial number of Units are purchased pursuant to the Offer, the result will be a reduction in the number of Limited Partners. In the case of certain kinds of equity securities, a reduction in the number of security-holders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is no established public trading market for the Units and, therefore, the Purchaser (which is an affiliate of the General Partner) does not believe a reduction in the number of Limited Partners will materially further restrict the Limited Partners' ability to find purchasers for their Units through secondary market transactions. See Section 13 for certain limited information regarding recent secondary market sales of the Units.

     The Partnership is required to file periodic reports with the Commission and to comply with certain other Commission rules. The Purchaser (which is an affiliate of the General Partner) does not expect or intend that consummation of the Offer will cause the Partnership to be relieved of its requirements to file periodic reports with the Commission and to comply with the other rules of the Commission. If the Units were to be held by fewer than 300 persons, the Partnership could apply to de-register the Units under the Exchange Act. Because the Units are widely held, however, the Purchaser believes that, even if it purchases the maximum number of Units in the Offer, after that purchase the Units will be held of record by more than 300 persons.

     Control of Limited Partner Voting Decisions by Purchaser; Effect of Relationship with General Partner. The Purchaser (which is an affiliate of the General Partner) will seek to be admitted to the Partnership as a substituted Limited Partner upon consummation of the Offer and, if admitted, will have the right to vote each Unit purchased pursuant to the Offer. Even if the Purchaser is not admitted to the Partnership as a substituted Limited Partner, however, the Purchaser nonetheless will have the right to vote each Unit purchased in the Offer pursuant to the irrevocable appointment by tendering Limited Partners of the Purchaser and its managers and designees as proxies with respect to the Units tendered by such Limited Partners and accepted for payment by the Purchaser. See Section 3.

     AIMCO currently owns approximately 15.83% of the outstanding Units. As a result of the ownership of such Units, AIMCO (an affiliate of the Purchaser) is in a position to significantly influence all Partnership decisions on which Limited Partners may vote, including decisions regarding removal of the General Partner, sales of assets, liquidation of the Partnership, and most types of amendments to the Limited Partnership Agreement and voting. Depending upon the number of Units tendered pursuant to the Offer, such influence may be enhanced (or the Purchaser may be in a position to control such decisions). This means that (i) non-tendering Limited Partners could be prevented from taking action they desire but that the Purchaser and its affiliates oppose and (ii) the Purchaser and its affiliates may be able to take action desired by them but opposed by a majority of the non-tendering Limited Partners. Due to its affiliation with the General Partner, the Purchaser and its affiliates will most likely vote the Units owned by it in whatever manner it deems to be in the best interests of the General Partner, but may not be in the interest of other Limited Partners.

     The Offer will not result in any change in the compensation payable to the General Partner or its affiliates. However, as a result of the Offer, the Purchaser (which is an affiliate of the General Partner) will participate, in its capacity as a Limited Partner, in any subsequent distributions to Limited Partners to the extent of the Units purchased pursuant to the Offer.

     Section 8. Future Plans of AIMCO and the Purchaser. The Purchaser is seeking to acquire Units pursuant to the Offer in order to increase its equity interest in the Partnership, primarily for investment purposes and with a view to making a profit. Following the completion of the Offer, the Purchaser and/or persons related to or affiliated with it may acquire additional Units. Any such acquisition may be made through private purchases, through one or more future tender or exchange offers or by any other means deemed advisable. Any such acquisition may be at a price higher or lower than the price to be paid for the Units purchased pursuant to the Offer, and may be for cash or other consideration. AIMCO and the Purchaser also may consider disposing of some or all of the Units currently owned or acquired pursuant to the Offer to persons not yet determined, which may include our affiliates. There can be no assurance, however, that AIMCO or the Purchaser will initiate or complete any subsequent transaction during any specific time period following the Expiration Date or at all.

     Except as set forth below, the Purchaser does not have any present plans or intentions with respect to an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership or a sale or refinancing of any of the Partnership's properties. However, AIMCO and the Purchaser expect that consistent with the General Partner's fiduciary obligations, the General Partner will seek and review opportunities (including opportunities identified by AIMCO and the Purchaser) to engage in transactions which could benefit the Partnership, such as sales or refinancings of assets or a combination of the Partnership with one or more other entities, with the objective of seeking to maximize returns to Limited Partners.

     The Purchaser has filed a Registration Statement with the SEC which provides for an exchange offer pursuant to which the Purchaser will offer units of limited partnership interest in the Purchaser ("Purchaser Units") or cash in exchange for Units. If the Purchaser elects to proceed with its exchange offer, it is anticipated that the purchase price in such offer will be equal to the Purchase Price. In certain instances, a Limited Partner who exchanges its Units for Purchaser Units may be permitted to defer the tax consequences associated with a sale of its Units. See "Section 6." This Offer does not constitute an offer to sell Purchaser Units or a solicitation to buy Units in exchange for Purchaser Units. There can be no assurance when, or if, the Purchaser will commence such exchange offer.

     Section 9. Certain Information Concerning the Partnership. Except as otherwise indicated, information contained in this Section 9 is based upon documents and reports publicly filed by the Partnership with the Commission.

     The Partnership was organized June 1984 under the laws of the State of California. Its principal executive offices are located at 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its telephone number at that address is (864) 239-1000.

     The Partnership's primary business is real estate ownership and related operations. The Partnership was formed for the purpose of making investments in various types of real properties which offered capital appreciation and cash distributions to Limited Partners. The general partner of the Partnership is Fox Partners VIII.

     The Partnership's investment portfolio currently consists of four residential apartment complexes which are owned in fee subject to first mortgages. The Partnership's properties are more fully described in the following table:

     Property                            Location                 Size
     --------                            --------                 ----
     Barrington Place Apartments         Westlake, Ohio           164 units
     Wood View Apartments                Atlanta, Georgia         180 units

     General Policy Regarding Sales and Refinancings of Partnership Properties; Alternatives. It is not known when the Partnership's properties may be sold. There may be no way to liquidate a Limited Partner's investment in a partnership in the future until the properties are sold and the Partnership is liquidated. In general, the General Partner regularly evaluates the Partnership's properties by considering various factors, such as the Partnership's financial position and real estate and capital markets conditions. The General Partner monitors each property's specific locale and sub-market conditions evaluating current trends, competition, new construction and economic changes. The General Partner oversees each asset's operating performance and continuously evaluates the physical improvement requirements. In addition, the financing structure for each property, tax implications and the investment climate are all considered. Any of these factors, and possibly others, could potentially contribute to any decision by the General Partner to sell, refinance, upgrade with capital improvements or hold a particular Partnership property. Under the Limited Partnership Agreement the term of the Partnership will continue until December 31, 2025, unless sooner terminated as provided in the Limited Partnership Agreement or by law.

     Selected Financial and Property-Related Data. Set forth below is a summary of certain financial and statistical information with respect to the Partnership and its properties, which has been excerpted or derived from the Partnership's Annual Reports on Form 10-KSB for the year ended December 31, 1998, 1997 and 1996 or the Partnership's Quarterly Reports on Form 10-QSB for the three months ended March 31, 1998 and 1997. More comprehensive financial and other information is included in such reports and other documents filed by the

Partnership with the Commission, and the following summary is qualified in its entirety by reference to such reports and other documents and all the financial information and related notes contained therein.

                             Selected Financial Data
                        (in thousands, except Unit data)

                                                                               Three Months Ended
                                            Fiscal Year Ended December 31,         March 31,
                                                       (audited)                  (unaudited)
                                            ------------------------------    -------------------
                                              1998        1997       1996       1999        1998
                                            --------    -------    -------    --------    -------
Statement of Operations Data:
  Rental Income ..........................  $  2,957    $ 2,845    $ 2,875      $ 688      $ 714
  Other Income ...........................       346        359        323         50        100
  Total Revenues .........................     3,303      3,204      3,198        738        814
  Total Expenses .........................     3,099      3,098      3,479        682        738
  Net Income (Loss) ......................       204        106       (281)        56         76
  Net Income per Unit ....................      6.24       3.26      (8.96)      1.72       2.34
  Distributions per Unit .................    201.95         --         --         --         --

                                                                               Three Months Ended
                                                  As of December 31,               March 31,
                                                       (audited)                  (unaudited)
                                            ------------------------------    -------------------
                                              1998        1997       1996       1999        1998
                                            --------    -------    -------    --------    -------
Balance Sheet Data:
  Total Assets ...........................  $ 17,225    $20,056    $19,999    $ 17,157    $20,307
  Total Liabilities ......................   (10,878)    (8,502)    (8,551)    (10,724)    (8,677)
  Partners Capital - Limited Partners ....     6,377     11,554     11,448       6,433     11,630
    (26,111 units issued and outstanding)

     Other Information. The Partnership is subject to the information reporting requirements of the Exchange Act and accordingly is required to file reports and other information with the Commission relating to its business, financial results and other matters. Limited Partners are referred to the financial and other information included in the Partnership's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1998. Such reports and other documents may be inspected at the Commission's Public Reference Section, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, where copies may be obtained at prescribed rates, and at the regional offices of the Commission located in the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Copies should be available by mail upon payment of the Commission's customary charges by writing to the Commission's principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy and other information filed electronically with the Commission, the address of which is http://www.sec.gov.

     Section 10. Conflicts of Interest and Transactions with Affiliates. The General Partner and its affiliates have conflicts of interest with respect to the Offer as set forth below.

     Conflicts of Interest with Respect to the Offer. The General Partner has conflicts of interest with respect to the Offer, including conflicts resulting from its affiliation with the Purchaser. The General Partner also would have a conflict of interest (i) as a result of the fact that a sale or liquidation of the Partnership's assets would result in a decrease or elimination of the fees paid to the General Partner and/or its affiliates and (ii) as a consequence of the Purchaser's ownership of Units, because the Purchaser (which is an affiliate of the General Partner) may have incentives to seek to maximize the value of its ownership of Units, which in turn may result in a conflict for the General Partner in attempting to reconcile the interests of the Purchaser with the interests of the other Limited Partners. In addition, the Purchaser is making the Offer with a view to making a profit. Accordingly, there is a conflict between the desire of the Purchaser to purchase Units at a low price and the desire of the Limited Partners to sell their Units at a high price. The Partnership has indicated in the Schedule 14D-9 that it is remaining neutral and making no recommendation as to whether Limited Partners should tender their Units pursuant to the Offer. Limited Partners are urged to read this Offer to Purchase and the Schedule 14D-9 and the related materials carefully and in their entirety before deciding whether to tender their Units.

     Voting by the Purchaser. The Purchaser (which is an affiliate of the General Partner) will seek to be admitted to the Partnership as a substituted Limited Partner upon consummation of the Offer and, if admitted, will have the right to vote each Unit purchased pursuant to the Offer. Even if the Purchaser (which is an affiliate of the General Partner) is not admitted to the Partnership as a substituted Limited Partner, however, the Purchaser nonetheless will have the right to vote each Unit purchased in the Offer pursuant to the irrevocable appointment by tendering Limited Partners of the Purchaser and its managers and designees as proxies with respect to the Units tendered by such Limited Partners and accepted for payment by the Purchaser. See Section 3.

     AIMCO currently owns approximately 15.83% of the outstanding Units. As a result of the ownership of such Units, AIMCO (which is an affiliate of the Purchaser) is in a position to significantly influence all Partnership decisions on which Limited Partners may vote, including decisions regarding removal of the General Partner, sales of assets, liquidation of the Partnership, and most types of amendments to the Limited Partnership Agreement and voting. Depending upon the number of Units tendered pursuant to the Offer, such influence may be enhanced (or the Purchaser and its affiliates may be in a position to control such decisions). This means that (i) non-tendering Limited Partners could be prevented from taking action they desire but that the Purchaser and its affiliates oppose and (ii) the Purchaser and its affiliates may be able to take action desired by them but opposed by a majority of the non-tendering Limited Partners. Due to its affiliation with the General Partner, the Purchaser and its affiliates will most likely vote the Units owned by it in whatever manner it deems to be in the best interests of the General Partner, but may not be in the interest of other Limited Partners.

     The Offer will not result in any change in the compensation payable to the General Partner or its affiliates. However, as a result of the Offer, the Purchaser (which is an affiliate of the General Partner) will participate, in its capacity as a Limited Partner, in any subsequent distributions to Limited Partners to the extent of the Units purchased pursuant to the Offer.

     Transactions with Affiliates. The Limited Partnership Agreement provides for certain payments to affiliates for services and as reimbursement of certain expenses incurred by affiliates on behalf of the Partnership. During the years ended December 31, 1998, 1997 and 1996, affiliates of the General Partner (which are also affiliates of the Purchaser) were entitled to receive 5% of gross receipts from all of the Partnership's residential properties for providing property management services. The Partnership paid to such affiliates $158,000, $153,000 and $150,000 for the years ended December 31, 1998, 1997 and 1996, respectively. In addition, an affiliate of the General Partner (which is also an affiliate of the Purchaser) received reimbursement of accountable administrative expenses amounting to approximately $61,000, $74,000 and $161,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

     Section 11. Certain Information Concerning the Purchaser, AIMCO and AIMCO-GP, Inc. The Purchaser (which is an affiliate of the General Partner) is a Delaware limited partnership. The general partner of the Purchaser is AIMCO-GP, Inc., a Delaware corporation ("AIMCO-GP"), which is wholly-owned by AIMCO. The Purchaser, together with its subsidiaries, conduct substantially all of the operations of AIMCO. AIMCO is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Based on apartment unit data compiled by the National Multi-Housing Council, the Purchaser believes that, as of December 31, 1998, AIMCO was one of the largest owners and managers of multifamily apartment properties in the United States, with a total portfolio of 379,363 apartment units in 2,147 properties located in 49 states, the District of Columbia and Puerto Rico. AIMCO's Class A Common Stock is listed and traded on the New York Stock Exchange under the symbol "AIV." As of December 31, 1998, AIMCO:

     o    owned or controlled 63,268 units in 243 apartment properties;

     o    held an equity interest in 170,061 units in 901 apartment  properties;
          and

     o managed 146,034 units in 1,003 apartment properties for third party owners and affiliates.

     The principal executive offices of the Purchaser, AIMCO and AIMCO-GP are located at 1873 South Bellaire Street, Denver, Colorado 80222, and our telephone number is (303) 757-8101.

     The names, positions and business addresses of the directors and executive officers of AIMCO, the Purchaser and AIMCO-GP, as well as a biographical summary of the experience of such persons for the past five years or more, are set forth on Annex I attached hereto and are incorporated herein by reference.

     The Purchaser and AIMCO are both subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file reports and other information with the Securities and Exchange Commission relating to their business, financial condition and other matters. Such reports and other information may be inspected at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the SEC in Washington, D.C. at prescribed rates. The SEC also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, information filed by AIMCO with the New York Stock Exchange may be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

     Set forth on Annex II and Annex III hereto is certain consolidated financial information with respect to the Purchaser and its consolidated subsidiaries and AIMCO and its consolidated subsidiaries, respectively, for their fiscal years ended December 31, 1998, 1997 and 1996. More comprehensive financial and other information is included in the Purchaser's and AIMCO's Annual Reports on Form 10-K for the year ended December 31, 1998 (including management's discussion and analysis of financial condition and results of operations) and in other reports and documents filed by the Purchaser and AIMCO with the Commission. The financial information set forth below is qualified in its entirety by reference to such reports and documents filed with the Commission and the financial statements and related notes contained therein. These reports and other documents may be examined and copies thereof may be obtained in the manner set forth above.

     None of the Purchaser, AIMCO or AIMCO-GP or, to the best of the Purchaser's knowledge, any of the persons listed on Annex I hereto, or any affiliate of the foregoing, (i) beneficially owns or has a right to acquire any Units, (ii) has effected any transaction in the Units in the last 60 days, or (iii) has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

     Section 12. Source of Funds. The Purchaser (which is an affiliate of the General Partner) expects that approximately $2,350,000 will be required to purchase 11,750 Units, if tendered, and to pay related fees and expenses. The Purchaser (which is an affiliate of the General Partner) expects to obtain all of those funds from the Purchaser's reserves.

     Section 13. Background of the Offer.

     Affiliation With the General Partner: Pursuant to a series of transactions which closed during the first half of 1996, affiliates of Insignia Financial Group, Inc. ("Insignia") acquired all of the issued and outstanding shares of stock of Fox Capital Management Corporation and CMC, NPI Equity Investments II, Inc. ("NPI Equity"), the managing partner of Fox Realty Investors. On October 1, 1998, Insignia merged into AIMCO, with AIMCP being the surviving corporation. As a result, AIMCO became the sole shareholder of Fox Capital Management Corporation.

     Determination of Purchase Price. In establishing the Purchase Price, the Purchaser (which is an affiliate of the General Partner) reviewed certain publicly available information and certain information made available to it by the General Partner and its other affiliates, including among other things: (i) the Limited Partnership Agreement, as amended to date; (ii) the Partnership's Annual Report on Form 10-KSB for the year ended December 31, 1998; (iii) unaudited results of operations of the Partnership's properties for the period since the beginning of the Partnership's current fiscal year and to date in 1999; (iv) the operating budgets prepared by the property manager, an affiliate of the Purchaser, to the Partnership's properties for the year ending December 31, 1999; and (v) other information obtained by the Purchaser and its affiliates in their capacities as providers of property management, asset management and partnership administration services to the Partnership. The Purchaser's determination of the Purchase Price was based on its review and analysis of the foregoing information, the other financial information and analyses concerning the Partnership summarized below. In determining the Purchase Price, the Purchaser did not rely upon any material, non-public information concerning the Partnership not summarized below or elsewhere in this Offer to Purchase.

     Trading History of Units. Secondary market sales activity for the Units, including privately negotiated sales, has been limited and sporadic. According to information obtained from the General Partner, from April 1, 1997 to March 31, 1999 an aggregate of approximately 1,104 Units (representing less than 4.23% of the total outstanding Units) was transferred (excluding the Units transferred to AIMCO in connection with the Insignia Merger or to Insignia in connection with its prior tender offer) in sale transactions. Set forth in the table below are the high and low sales prices of Units for the quarterly periods from April 1, 1997 to March 31, 1999, as reported by the General Partner and by The Partnership Spectrum, which is an independent, third-party source. The gross sales prices reported by The Partnership Spectrum do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported prices; thus the Purchaser does not know whether the information compiled by The Partnership Spectrum is accurate or complete. The transfer paperwork submitted to the General Partner often does not include the requested price information or contains conflicting information as to the actual sales price; accordingly, Limited Partners should not rely upon this information as being completely accurate.

                  Reported Sales Prices of Partnership Units(1)

                                              Low Sales Price   High Sales Price
                                                  Per Unit          Per Unit
                                              ---------------   ----------------
Fiscal Year Ended December 31, 1999:
  First Quarter ............................      $320.00            $320.00
Fiscal Year Ended December 31, 1998:
  Fourth Quarter ...........................           --                 --
  Third Quarter ............................           --                 --
  Second Quarter............................      $265.00            $308.87
  First Quarter ............................      $292.00            $292.00
Fiscal Year Ended December 31, 1997:
  Fourth Quarter ...........................           --                 --
  Third Quarter ............................      $237.19            $315.00
  Second Quarter ...........................      $237.19            $271.30
----------
(1)  Includes   transfers  reported  by  the  General  Partner  and  Partnership
     Spectrum, an independent third party. The prices in the table are qualified in their entirety by the paragraph preceding the table.

     The Purchaser (which is an affiliate of the General Partner) believes that, although secondary market sales information probably is not a reliable measure of value because of the limited and inefficient nature of the market for Units, this information may be relevant to a Limited Partner's decision as to whether to tender its Units pursuant to the Offer. At present, privately negotiated sales and sales through intermediaries (e.g., through the trading system operated by American Partnership Board, Inc., which publishes sell offers by holders of Units) are the only means available to a Limited Partner to liquidate an investment in Units (other than the Offer) because the Units are not listed or traded on any exchange or quoted on NASDAQ.

     Valuation of Units. The Purchaser determined the Purchase Price by estimating the value of the Partnership's properties using the direct capitalization method. This method involves applying a capitalization rate to the annual income of each of the Partnership's properties. A capitalization rate is a percentage (rate of return), commonly applied by purchasers of residential real estate to property income to determine the present value of income property. The lower the capitalization rate utilized the higher the value produced, and the higher the capitalization rate utilized the lower the value produced. The Purchaser used the Partnership's properties income for the fiscal year ended December 31, 1998. The Purchaser's method for selecting a capitalization rate begins with each property being assigned a location and condition rating (e.g., "A" for excellent, "B" for good, "C" for fair, and "D" for poor). Generally, the Purchaser assigns the initial capitalization rates as detailed below to properties in these categories. The Purchaser then adjusts the capitalization rate based on whether the mortgage debt that the property is subject to bears interest at a rate above or below 7.5% per annum. See the table below for final capitalization rates used on the Partnership's properties. The evaluation of a property's location and condition, and the determination of an appropriate capitalization rate for a property, is subjective in nature, and others evaluating the same property might use a different capitalization rate and derive a different property value. Although the direct capitalization method is a widely-accepted way of valuing real estate, there are a number of other methods available to value real estate, each of which may result in different valuations of a property. Further, in applying the direct capitalization method, others may make different assumptions and obtain different results. The proceeds that a Limited Partner would receive if he sold his Units to someone else or if the Partnership were actually liquidated might be higher or lower than the Purchase Price. The Purchaser determined the Purchase Price as follows:.

Gross valuation of partnership properties .......................  $ 14,339,000
Plus: Cash and cash equivalents .................................     2,192,018
Plus: Other partnership assets, net of security deposits ........       667,567
Less: Mortgage debt, including accrued interest .................   (10,475,829)
Less: Accounts payable and accrued expenses .....................       (17,359)
Less: Other liabilities .........................................      (377,469)
Partnership valuation before taxes and certain costs ............     6,327,928
Less: Disposition fees ..........................................             0
Less: Extraordinary capital expenditures and deferred maintenance      (363,147)
Less: Closing costs .............................................      (716,950)
Estimates net valuation of your partnership .....................     5,247,831
Percentage of estimated net valuation allocated to holders
  of units ......................................................         99.45%
Estimated net valuation of units ................................     5,219,073
     Total number of units ......................................        26,111

Estimated valuation per unit ....................................           200

Cash consideration per unit .....................................  $        200
                                                                   =============

     Section 14. Conditions of the Offer. Notwithstanding any other term of the Offer, the Purchaser (which is an affiliate of the General Partner) will not be required to accept for payment or to pay for any Units tendered if all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, necessary for the consummation of the transactions contemplated by the Offer shall not have been filed, occurred or been obtained prior to the Expiration Date. Furthermore, notwithstanding any other term of the Offer and in addition to the Purchaser's right to withdraw the Offer at any time before the Expiration Date, the Purchaser (which is an affiliate of the General Partner) will not be required to accept for payment or pay for any Units not theretofore accepted for payment or paid for and may terminate or amend the Offer as to such Units if, at any time on or after the date of the Offer and before the Expiration Date, any of the following conditions exists:

     (a) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, indebtedness, capitalization, condition (financial or otherwise), operations, licenses or franchises, management contract, or results of judgment of the Purchaser, is or may be materially adverse to the Partnership or the value of the Units to the Purchaser, or the Purchaser shall have become aware of any facts relating to the Partnership, its indebtedness or its operations which, in the reasonable judgment of the Purchaser, has or may have material significance with respect to the value of the Partnership or the value of the Units to the Purchaser; or

     (b) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States, (ii) a decline in the closing share price of AIMCO's Class A Common Stock of more than 7.5% per share, from the date hereof, (iii) any extraordinary or material adverse change in the financial, real estate or money markets or major equity security indices in the United States such that there shall have occurred at least a 7.5% increase in LIBOR or at least a 7.5% decrease in the S&P 500 Index, the Morgan Stanley REIT Index, or the price of the 10-year Treasury Bond or the price of the 30-year

Treasury Bond, in each case from the date hereof, (iv) any material adverse change in the commercial mortgage financing markets, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (vi) a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States,
(vii) any limitation (whether or not mandatory) by any governmental authority on, or any other event which, in the reasonable judgment of the Purchaser, might affect the extension of credit by banks or other lending institutions, or (viii) in the case of any of the foregoing existing at the time of the commencement of the offer, in the reasonable judgment of the Purchaser, a material acceleration or worsening thereof (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or

     (c) there shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by any Federal, state, local or foreign government, governmental authority or governmental agency, or by any other person, before any governmental authority, court or regulatory or administrative agency, authority or tribunal, which (i) challenges or seeks to challenge the acquisition by the Purchaser of the Units, restrains, prohibits or delays the making or consummation of the offer, prohibits the performance of any of the contracts or other arrangements entered into by the Purchaser (or any affiliates of the Purchaser) seeks to obtain any material amount of damages as a result of the transactions contemplated by the offer, (ii) seeks to make the purchase of, or payment for, some or all of the Units pursuant to the offer illegal or results in a delay in the ability of the Purchaser to accept for payment or pay for some or all of the Units, (iii) seeks to prohibit or limit the ownership or operation by AIMCO or the Purchaser or any of its affiliates in the General Partner (which is an affiliate of the Purchaser) or to remove the General Partner as the general partner of the Partnership, or seeks to impose any material limitation on the ability of the Purchaser or any of its affiliates to conduct the Partnership's business or own such assets, (iv) seeks to impose material limitations on the ability of the Purchaser or any of its affiliates to acquire or hold or to exercise full rights of ownership of the Units including, but not limited to, the right to vote the Units purchased by it on all matters properly presented to Limited Partners or (v) might result, in the sole judgment of the Purchaser, in a diminution in the value of the Partnership or a limitation of the benefits expected to be derived by the Purchaser as a result of the transactions contemplated by the offer or the value of Units to the Purchaser; or

     (d) there shall be any action taken, or any statute, rule, regulation, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable to the offer, the Purchaser, AIMCO-GP or any of its affiliates or any other action shall have been taken, proposed or threatened, by any government, governmental authority or court, that, in the sole judgment of the Purchaser, might directly or indirectly result in any of the consequences referred to in clauses (i) through (v) of paragraph (c) above; or

     (e) the Partnership shall have (i) changed, or authorized a change of, the Units or the Partnership's capitalization, (ii) issued, distributed, sold or pledged, or authorized, proposed or announced the issuance, distribution, sale or pledge of (A) any equity interests (including, without limitation, Units), or securities convertible into any such equity interests or any rights, warrants or options to acquire any such equity interests or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for Units outstanding on the date hereof, (iii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding Units or other securities, (iv) declared or paid any dividend or distribution on any Units or issued, authorized, recommended or proposed the issuance of any other distribution in respect of the Units, whether payable in cash, securities or other property, (v) authorized, recommended, proposed or announced an agreement, or intention to enter into an agreement, with respect to any merger, consolidation, liquidation or business combination, any acquisition or disposition of a material amount of assets or securities, or any release or relinquishment of any material contract rights, or any comparable event, not in the ordinary course of business, (vi) taken any action to implement such a transaction previously authorized, recommended, proposed or publicly announced,
(vii) issued, or announced its intention to issue, any debt securities, or securities convertible into, or rights, warrants or options to acquire, any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with past practice,
(viii) authorized, recommended or proposed, or entered into, any transaction which, in the reasonable judgment of the Purchaser, has or could have an adverse affect on the value of the Partnership or the Units, (ix) proposed, adopted or authorized any amendment of its organizational documents, (x) agreed in writing or otherwise to take any of the foregoing actions, or (xi) been notified that any debt of the Partnership or any of its subsidiaries secured by any of its or their assets is in default or has been accelerated (any changes to the offer resulting from the conditions set forth in this paragraph will most likely involve a change in the amount or terms of the consideration offered or the termination of the offer); or

     (f) a tender or exchange offer for any Units shall have been commenced or publicly proposed to be made by another person or "group" (as defined in Section 13 (d) (3) of the Securities Exchange Act of 1934), or it shall have been publicly disclosed or the Purchaser shall have otherwise learned that (i) any person or group shall have acquired or proposed or be attempting to acquire beneficial ownership of more than four percent of the Units, or shall have been granted any option, warrant or right, conditional or otherwise, to acquire beneficial ownership of more than four percent of the Units, or (ii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a merger, consolidation, purchase or lease of assets, debt refinancing or other business combination with or involving the Partnership; or

     (g) with respect to the cash portion of the offer consideration only, the Purchaser shall not have adequate cash or financing commitments available to pay the cash portion of the offer consideration; or

     (h) the Offer to purchase may have an adverse effect on AIMCO's status as a real estate investment trust.

     The foregoing conditions are for the sole benefit of the Purchaser (which is an affiliate of the General Partner) and may be asserted by the Purchaser regardless of the circumstances giving rise to such conditions or may be waived by the Purchaser in whole or in part at any time and from time to time in its reasonable discretion. The failure by the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances and each right shall be deemed a continuing right which may be asserted at any time and from time to time.

     Section 15. Certain Legal Matters.

     General. The Purchaser (which is an affiliate of the General Partner) is not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Units by the Purchaser pursuant to the Offer, other than the filing of a Tender Offer Statement on Schedule 14D-1 with the Commission (which has already been filed) and any required amendments thereto. Should any such approval or other action be required, it is the Purchaser's present intention that such additional approval or action would be sought. Although there is no present intent to delay the purchase of Units tendered pursuant to the Offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Partnership's business, or that certain parts of the Partnership's business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the Purchaser to elect to terminate the Offer without purchasing Units thereunder.

     Antitrust. The Purchaser (which is an affiliate of the General Partner) does not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of Units contemplated by the Offer.

     Margin Requirements. The Units are not "margin securities" under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to the Offer.

     Section 16. Fees and Expenses. Except as set forth in this Section 16, the Purchaser (which is an affiliate of the General Partner) will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Units pursuant to the Offer. The Purchaser has retained River Oaks Partnership Services, Inc. to act as Information Agent and Depositary in connection with the Offer. The Purchaser will pay the Information Agent reasonable and customary compensation for their respective services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and has agreed to indemnify the
Information  Agent  against  certain  liabilities  and  expenses  in  connection therewith, including liabilities under the federal securities laws. The Purchaser will also pay all costs and expenses of printing and mailing the Offer and its legal fees and expenses.

     Section 17. Miscellaneous. The Purchaser (which is an affiliate of the General Partner) is not aware of any jurisdiction in which the making of the Offer is not in compliance with applicable law. If the Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, the Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, the Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) Limited Partners residing in such jurisdiction. In those jurisdictions whose securities or blue sky laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

     No person has been authorized to give any information or to make any representation on behalf of the Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

     The Purchaser, AIMCO and AIMCO-GP have filed with the Commission a Tender Offer Statement on Schedule 14D-1, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule 14D-1 and any amendments thereto, including exhibits, may be inspected and copies may be obtained at the same places and in the same manner as set forth in Section 9 (except that they will not be available at the regional offices of the Commission).


                                        AIMCO PROPERTIES, L.P.



April 30, 1999

                                                                         Annex I

                             OFFICERS AND DIRECTORS

     The names and positions of the executive officers of Apartment Investment and Management Company ("AIMCO"), AIMCO-GP, Inc. ("AIMCO-GP") and the directors of AIMCO are set forth below. The two directors of AIMCO-GP are Terry Considine and Peter Kompaniez. Patrick J. Foye and Timothy R. Garrick are executive officers of the General Partner and Mr. Foye is a director and sole member of the Residential Committee of the Board of Directors of the General Partner. Unless otherwise indicated, the business address of each executive officer and director is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. Each executive officer and director is a citizen of the United States of America.

                 Name                                 Position
                 ----                                 --------
     Terry Considine .............  Chairman of the Board of Directors and Chief
                                    Executive Officer

     Peter K. Kompaniez ..........  Vice Chairman, President and Director

     Thomas W. Toomey ............  Executive Vice President -- Finance and
                                    Administration

     Joel F. Bonder ..............  Executive Vice President, General Counsel
                                    and Secretary

     Patrick J. Foye .............  Executive Vice President

     Robert Ty Howard ............  Executive Vice President -- Ancillary
                                    Services

     Steven D. Ira ...............  Executive Vice President and Co-Founder

     Harry G. Alcock .............  Senior Vice President -- Acquisitions

     Troy D. Butts ...............  Senior Vice President and Chief Financial
                                    Officer

     Richard S. Ellwood ..........  Director

     J. Landis Martin ............  Director

     Thomas L. Rhodes ............  Director

     John D. Smith ...............  Director

             Name              Principal Occupations for the Last Five Years
             ----              ---------------------------------------------
     Terry Considine .....  Chief Executive  Officer of AIMCO and AIMCO-GP since
                            July 1994. He is the sole owner of Considine Investment Co. and prior to July 1994 was owner of approximately 75% of Property Asset Management, L.L.C., Limited Liability Company, a Colorado limited liability company, and its related entities (collectively, "PAM"), one of AIMCO's predecessors. On October 1, 1996, Mr. Considine was appointed Co-Chairman and director of Asset Investors Corp. and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr. Considine received a B.A. from Harvard College, a J.D. from Harvard Law School and is admitted as a member of the Massachusetts Bar.

      Peter K. Kompaniez .  Mr.  Kompaniez has been Vice Chairman and a director of AIMCO since July 1994 and was appointed President of AIMCO in July 1997. Mr. Kompaniez has served as Vice President of AIMCO-GP from July 1994 through July 1998 and was appointed President in July 1998. Mr. Kompaniez has been a director of AIMCO-GP since July 1994. Since September 1993, Mr. Kompaniez has owned 75% of PDI Realty Enterprises, Inc., a Delaware corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From 1986 to 1993, he served as President and Chief Executive Officer of Heron Financial Corporation ("HFC"), a United States holding company for Heron International, N.V.'s real estate and related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately 8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb where he had extensive real estate and REIT experience. Mr. Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt Hall).

     Thomas W. Toomey ....  Mr. Toomey has  served as  Senior  Vice  President -
                            Finance and Administration of AIMCO since January 1996 and was promoted to Executive Vice-President-Finance and Administration in March 1997. Mr. Toomey has been Executive Vice President - Finance and Administration of AIMCO-GP similar capacity with Lincoln Property Company ("LPC") as well as Vice President/Senior Controller and Director of Administrative Services of Lincoln Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From 1984 to 1990, he was an audit manager with Arthur Andersen & Co. where he served real estate and banking clients. From 1981 to 1983, Mr. Toomey was on the audit staff of Kenneth Leventhal & Company. Mr. Toomey received a B.S. in Business Administration/Finance from Oregon State University and is a Certified Public Accountant.

     Joel F. Bonder ......  Mr.  Bonder has served as Executive  Vice  President and General Counsel of AIMCO since December 8, 1997. Mr. Bonder has been Executive Vice President and General Counsel of AIMCO-GP since July 1998. Prior to joining AIMCO, Mr. Bonder served as Senior Vice President and General Counsel of NHP Incorporated from April 1994 until December 1997. Mr. Bonder served as Vice President and Deputy General Counsel of NHP Incorporated from June 1991 to March 1994 and as Associate General Counsel of NHP from 1986 to 1991. From 1983 to 1985, Mr. Bonder was with the Washington, D.C. law firm of Lane & Edson, P.C. From 1979 to 1983, Mr. Bonder practiced with the Chicago law firm of Ross and Hardies. Mr. Bonder received an A.B. from the University of Rochester and a J.D. from Washington University School of Law.

     Patrick J. Foye .....  Mr. Foye has served as Executive  Vice  President of
                            AIMCO and AIMCO-GP since May 1998. Prior to joining AIMCO, Mr. Foye was a partner in the law firm of Skadden, Arps, Slate, Meagher & Flom LLP from 1989 to 1998 and was Managing Partner of the firm's Brussels, Budapest and Moscow offices from 1992 through 1994. Mr. Foye is also Deputy Chairman of the Long Island Power Authority and serves as a member of the New York State Privatization Council. He received a B.A. from Fordham College and a J.D. from Fordham University Law School.

     Robert Ty Howard ....  Mr. Howard has served as Executive  Vice President -
                            Ancillary Services since February 1998. Mr. Howard was appointed Executive Vice President - Ancillary Services of AIMCO-GP in July 1998. Prior to joining AIMCO, Mr. Howard served as an officer and/or director of four affiliated companies, Hecco Ventures, Craig Corporation, Reading Company and Decurion Corporation. Mr. Howard was responsible for financing, mergers and acquisitions activities, investments in commercial real estate, both nationally and internationally, cinema development and interest rate risk management. From 1983 to 1988, he was employed by Spieker Properties. Mr. Howard received a B.A. from Amherst College, a J.D. from Harvard Law School and an M.B.A. from Stanford University Graduate School of Business.

     Steven D. Ira .......  Mr. Ira is a  Co-Founder  of AIMCO and has served as
                            Executive Vice President of AIMCO since July 1994. Mr. Ira has been Executive Vice President of AIMCO-GP since July 1998. From 1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr. Ira acquired extensive experience in property management. Between 1977 and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan, Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and Ira. Mr. Ira served for several years on the National Apartment Manager Accreditation Board and is a former president of both the National Apartment Association and the Colorado Apartment Association. Mr. Ira is the sixth individual elected to the Hall of Fame of the
                            National Apartment Association in its 54-year history. He holds a Certified Apartment Property Supervisor (CAPS) and a Certified Apartment Manager designation from the National Apartment Association, a Certified Property Manager (CPM) designation from the National Institute of Real Estate Management
                            (IREM) and he is a member of the Board of Directors of the National Multi-Housing Council, the National Apartment Association and the Apartment Association of Metro Denver. Mr. Ira received a B.S. from Metropolitan State College in 1975.

     Harry G. Alcock .....  Mr. Alcock has served as Vice President of AIMCO and
                            AIMCO-GP since July 1996, and was promoted to Senior Vice President - Acquisitions in October 1997, with responsibility for acquisition and financing activities since July 1994. From June 1992 until
                            July 1994, Mr. Alcock served as Senior Financial Analyst for PDI and HFC. From 1988 to 1992, Mr. Alcock worked for Larwin Development Corp., a Los Angeles based real estate developer, with responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988, Mr. Alcock worked for Ford Aerospace Corp. He received his B.S. from San Jose State University.

    Troy D. Butts ........  Mr.  Butts has served as Senior Vice  President  and
                            Chief Financial Officer of AIMCO since November 1997. Mr. Butts has been Senior Vice President and Chief Financial Officer of AIMCO-GP since July 1998. Prior to joining AIMCO, Mr. Butts served as a Senior Manager in the audit practice of the Real Estate Services Group for Arthur Andersen LLP in Dallas, Texas. Mr. Butts was employed by Arthur Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family real estate investment trusts. Mr. Butts holds a Bachelor of Business Administration degree in Accounting from Angelo State University and is a Certified Public Accountant.

     Richard S. Ellwood ..  Mr. Ellwood  was  appointed  a Director  of AIMCO in
     12 Auldwood Lane       July 1994  and is  currently  Chairman of  the Audit
     Rumson, NJ 07660       Committee.  Mr. Ellwood is the founder and President
                            of R.S. Ellwood & Co.,  Incorporated,  a real estate
                            investment  banking  firm.  Prior  to  forming  R.S.
                            Ellwood & Co., Incorporated in 1987, Mr. Ellwood had
                            31 years  experience on Wall Street as an investment
                            banker,  serving as:  Managing  Director  and senior
                            banker at Merrill Lynch Capital Markets from 1984 to
                            1987;  Managing  Director at Warburg  Paribas Becker
                            from 1978 to 1984;  general  partner and then Senior
                            Vice  President and a director at White,  Weld & Co.
                            from 1968 to 1978; and in various capacities at J.P.
                            Morgan  &  Co.  from  1955  to  1968.   Mr.  Ellwood
                            currently  serves  as a  director  of  FelCor  Suite
                            Hotels, Inc. and Florida East Coast Industries, Inc.

     J. Landis Martin ....  Mr. Martin was appointed a Director of AIMCO in July
     199 Broadway           1994  and  became   Chairman  of   the  Compensation
     Suite 4300             Committee in  March 1998.  Mr. Martin has  served as
     Denver, CO 80202       President and Chief Executive Officer and a Director
                            of NL Industries,  Inc., a manufacturer  of titanium
                            dioxide,  since  1987.  Mr.  Martin  has  served  as
                            Chairman of Tremont  Corporation,  a holding company
                            operating  through its  affiliates  Titanium  Metals
                            Corporation ("TIMET") and NL Industries, Inc., since
                            1990 and as Chief  Executive  Officer and a director
                            of  Tremont  since  1998.  Mr.  Martin has served as
                            Chairman  of  Timet,   an  integrated   producer  of
                            titanium, since 1987 and Chief Executive Officer since January 1995. From 1990 until its acquisition by Dresser Industries, Inc. ("Dresser") in 1994, Mr.
                            Martin  served  as  Chairman  of the Board and Chief
                            Executive Officer of Baroid Corporation, an oilfield services company. In addition to Tremont, NL and TIMET, Mr. Martin is a director of Dresser, which is engaged in the petroleum services, hydrocarbon and engineering industries.

     Timothy R. Garrick ..  Mr.  Garrick has been Vice President - Accounting of the general partner and AIMCO since October 1, 1998. Prior to that date, Mr. Garrick served as Vice President - Accounting Services of Insignia Financial Group from June 1997 until October 1998. From 1992 until June of 1997, Mr. Garrick served as Vice President of Partnership Accounting for Insignia Financial Group. From 1987 to 1990, Mr. Garrick served as Investment Advisor for U.S. Shelter Corporation. From 1984 to 1987, Mr. Garrick served as Partnership Investment Analyst for U.S. Shelter Corporation. From 1979 to 1984, Mr. Garrick worked on the audit staff of Ernst & Whinney. Mr. Garrick received his B.S. Degree from the University of South Carolina in 1979 and is a certified public accountant.

     Thomas L. Rhodes ....  Mr. Rhodes was appointed a Director of AIMCO in July
     215 Lexingon Avenue    1994.  Mr. Rhodes has served as  the President and a
     4th Floor              Director of National Review magazine  since November
     New York, NY 10016     30, 1992,  where he  has also  served as  a Director
                            since  1998.  From  1976 to  1992 , he held  various
                            positions at Goldman,  Sachs & Co. and was elected a
                            General  Partner  in 1986 and  served  as a  General
                            Partner from 1987 until  November  27,  1992.  He is
                            currently   Co-Chairman  of  the  Board  ,  Co-Chief
                            Executive  Officer  and  a  Director  of  Commercial
                            Assets Inc. and Asset Investors Corporation. He also serves as a Director of Delphi Financial Group, Inc.
                            and its subsidiaries, Delphi International Ltd., Oracle Reinsurance Company, and the Lynde and Harry
                            Bradley  Foundation.  Mr.  Rhodes is Chairman of the
                            Empire Foundation for Policy Research, a Founder and
                            Trustee  of  Change  NY, a Trustee  of The  Heritage
                            Foundation, and a Trustee of the Manhattan Institute

     John D. Smith .......  Mr. Smith  was  appointed a  Director  of  AIMCO  in
     3400 Peachtree Road    November 1994. Mr. Smith is Principal  and President
     Suite 831              of John D. Smith Developments.  Mr. Smith has been a
     Atlanta, GA 30326      shopping center developer,  owner and consultant for
                            over 8.6 million square feet of shopping center projects including Lenox Square in Atlanta, Georgia.
                            Mr. Smith is a Trustee and former President of the International Council of Shop ping Centers and was selected to be a member of the American Society of Real Estate Counselors. Mr. Smith served as a
                            Director for Pan-American Properties, Inc. (National
                            Coal Board of Great Britain) formerly known as Continental Illinois Properties. He also serves as a director of American Fidelity Assurance Companies and is retained as an advisor by Shop System Study
                            Society, Tokyo, Japan.

                                                                        Annex II


                         FINANCIAL DATA OF THE PURCHASER

       The historical selected financial data for the Purchaser and its consolidated subsidiaries (the "Company") for the years ended December 31, 1998, 1997 and 1996 is based on audited financial statements. The historical selected financial data for the Company for the year ended December 31, 1995 and the period from July 29, 1994 (the date of inception) through December 31, 1994 and for the Company's Predecessors for the period January 1, 1994 through July 28, 1994 is based on audited financial statements.

                                                                                                   The Company's
                                                            The Company                            Predecessors
                                    -----------------------------------------------------------   --------------
                                                                                 For the Period   For the Period
                                                                                    July 29,        January 1,
                                                                                      1994             1994
                                          For the Year Ended December 31,            Through          Through
                                    ------------------------------------------    December 31,       July 28,
                                       1998       1997       1996       1995          1994             1994
                                    ---------   --------   --------   --------   --------------   --------------
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
Rental and other income ..........  $ 373,963   $193,006   $100,516   $ 74,947      $ 24,894          $ 5,805
Property operating expenses ......   (145,966)   (76,168)   (38,400)   (30,150)      (10,330)          (2,263)
Owned property management
  expenses .......................    (10,882)    (6,620)    (2,746)    (2,276)         (711)              --
Depreciation .....................    (83,908)   (37,741)   (19,556)   (15,038)       (4,727)          (1,151)
                                    ---------   --------   --------   --------      --------          -------
                                      133,207     72,477     39,814     27,483         9,126            2,391
                                    ---------   --------   --------   --------      --------          -------
SERVICE COMPANY BUSINESS:
Management fees and other income .     22,675     13,937      8,367      8,132         3,217            6,533
Management and other expenses ....    (16,764)   (10,373)    (5,560)    (5,150)       (2,211)          (6,173)
Corporate overhead allocation ....       (196)      (588)      (590)      (581)           --               --
                                    ---------   --------   --------   --------      --------          -------
                                        5,715      2,976      2,217      2,401         1,006              360
                                    ---------   --------   --------   --------      --------          -------
General and administrative
  expenses .......................    (11,418)    (5,396)    (1,512)    (1,804)         (977)             (36)
Interest expense .................    (88,208)   (51,385)   (24,802)   (13,322)       (1,576)          (4,214)
Interest income ..................     29,252      8,676        523        658           123               --
Equity in earnings of
  unconsolidated subsidiaries ....     12,009      4,636         --         --            --               --
Equity in losses of unconsolidated
  real estate partnerships .......     (2,665)    (1,798)        --         --            --               --
Loss from IPLP Exchange and
  Assumption .....................     (2,648)        --         --         --            --               --
Minority interest ................     (1,868)     1,008       (111)        --            --               --
Amortization of goodwill .........     (8,735)      (948)      (500)      (428)           --               --
                                    ---------   --------   --------   --------      --------          -------
Income from operations ...........     64,641     30,246     15,629     14,988         7,702           (1,499)
Gain on disposition of properties       4,287      2,720         44         --            --               --
                                    ---------   --------   --------   --------      --------          -------
Income (loss) before
  extraordinary item .............     68,928     32,966     15,673     14,988         7,702           (1,499)
Extraordinary item -- early
  extinguishment of debt .........         --       (269)        --         --            --               --
                                    ---------   --------   --------   --------      --------          -------
Net income (loss) ................  $  68,928   $ 32,697   $ 15,673   $ 14,988      $  7,702          $(1,499)
                                    =========   ========   ========   ========      ========          =======
OTHER INFORMATION:
Total owned or controlled
  properties (end of period) .....        234        147         94         56            48                4
Total owned or controlled
  apartment units (end of period)      61,672     40,039     23,764     14,453        12,513            1,711
Total equity apartment units
  (end of period) ................    171,657     83,431     19,045     19,594        20,758           29,343
Units under management (end of
  period) ........................    146,034     69,587     19,045     19,594        20,758           29,343
Basic earnings per OP Unit .......  $    0.80   $   1.09   $   1.05   $   0.86      $   0.42              N/A
Diluted earnings per OP Unit .....  $    0.78   $   1.08   $   1.04   $   0.86      $   0.42              N/A
Distributions paid per OP Unit ...  $    2.25   $   1.85   $   1.70   $   1.66      $   0.29              N/A

                                                                       Annex III

                             FINANCIAL DATA OF AIMCO

       The historical selected financial data for AIMCO for the years ended December 31, 1998, 1997 and 1996 is based on audited financial statements. The historical selected financial data for AIMCO for the year ended December 31, 1995 and the period from January 10, 1994 (the date of inception) through December 31, 1994 and for the AIMCO Predecessors for the period January 1, 1994 through July 28, 1994 is based on audited financial statements.

                                                                                                          AIMCO
                                                                 AIMCO                                Predecessors
                                    --------------------------------------------------------------   --------------
                                                                                    For the Period   For the Period
                                                                                      January 10,      January 1,
                                                                                         1994             1994
                                            For the Year Ended December 31,             Through          Through
                                    ---------------------------------------------    December 31,       July 28,
                                        1998        1997       1996       1995           1994             1994
                                    ----------   ----------   --------   --------   --------------   --------------
OPERATING DATA:
RENTAL PROPERTY OPERATIONS:
Rental and other income ..........  $  377,139   $  193,006   $100,516   $ 74,947      $ 24,894          $ 5,805
Property operating expenses ......    (147,541)     (76,168)   (38,400)   (30,150)      (10,330)          (2,263)
Owned property management expenses     (11,013)      (6,620)    (2,746)    (2,276)         (711)              --
Depreciation .....................     (84,635)     (37,741)   (19,556)   (15,038)       (4,727)          (1,151)
                                    ----------   ----------   --------   --------      --------          -------
                                       133,950       72,477     39,814     27,483         9,126            2,391
                                    ----------   ----------   --------   --------      --------          -------
SERVICE COMPANY BUSINESS:
Management fees and other income .      24,103       13,937      8,367      8,132         3,217            6,533
Management and other expenses ....     (16,764)     (10,373)    (5,560)    (5,150)       (2,211)          (6,173)
Corporate overhead allocation ....        (196)        (588)      (590)      (581)           --               --
                                    ----------   ----------   --------   --------      --------          -------
                                         7,143        2,976      2,217      2,401         1,006              360
                                    ----------   ----------   --------   --------      --------          -------
General and administrative
  expenses .......................     (14,650)      (5,396)    (1,512)    (1,804)         (977)             (36)
Interest expense .................     (89,424)     (51,385)   (24,802)   (13,322)       (1,576)          (4,214)
Interest income ..................      30,450        8,676        523        658           123               --
Equity in losses of
  unconsolidated partnerships ....      (4,854)      (1,798)        --         --            --               --
Equity in earnings of
  unconsolidated subsidiaries ....      11,570        4,636         --         --            --               --
Minority interest in other
  entities .......................        (468)       1,008       (111)        --            --               --
Amortization of goodwill .........      (8,735)        (948)      (500)      (428)           --               --
                                    ----------   ----------   --------   --------      --------          -------
Income from operations ...........      64,982       30,246     15,629     14,988         7,702           (1,499)
Gain on disposition of properties        4,674        2,720         44         --            --               --
                                    ----------   ----------   --------   --------      --------          -------
Income (loss) before extraordinary
  item and minority interest in
  operating partnership ..........      69,656       32,966     15,673     14,988         7,702           (1,499)
Extraordinary item -- early
  extinguishment of debt .........          --         (269)        --         --            --               --
                                    ----------   ----------   --------   --------      --------          -------
Income (loss) before minority
  interest in operating
  partnership ....................      69,656       32,697     15,673     14,988         7,702           (1,499)
Minority interest in operating
  partnership ....................      (5,182)      (4,064)    (2,689)    (1,613)         (559)              --
                                    ----------   ----------   --------   --------      --------          -------
Net income (loss) ................  $   64,474   $   28,633   $ 12,984   $ 13,375      $  7,143          $(1,499)
                                    ==========   ==========   ========   ========      ========          =======
OTHER INFORMATION:
Total owned or controlled
  properties (end of period) .....         242          147         94         56            48                4
Total owned or controlled
  apartment units (end of period)       63,086       40,039     23,764     14,453        12,513            1,711
Total equity apartment units
  (end of period) ................     170,243       83,431     19,045     19,594        20,758           29,343
Units under management (end of
  period) ........................     146,034       69,587     19,045     19,594        20,758           29,343
Basic earnings per common share ..  $     0.84   $     1.09   $   1.05   $   0.86      $   0.42              N/A
Diluted earnings per common share   $     0.80   $     1.08   $   1.04   $   0.86      $   0.42              N/A
Dividends paid per common share ..  $     2.25   $     1.85   $   1.70   $   1.66      $   0.29              N/A
BALANCE SHEET INFORMATION:
Real estate, before accumulated
  depreciation ...................  $2,802,598   $1,657,207   $865,222   $477,162      $406,067          $47,500
Real estate, net of accumulated
  depreciation ...................   2,573,718    1,503,922    745,145    448,425       392,368           33,270
Total assets .....................   4,268,285    2,100,510    827,673    480,361       416,739           39,042
Total mortgages and notes payable    1,660,715      808,530    522,146    268,692       141,315           40,873

                                     III-1

       The letter of transmittal and any other required documents should be sent or delivered by each Limited Partner or such Limited Partner's broker, dealer, bank, trust company or other nominee to the Information Agent at one of its addresses set forth below.

                     THE INFORMATION AGENT FOR THE OFFER IS:

                      RIVER OAKS PARTNERSHIP SERVICES, INC.

            By Mail:               By Overnight Courier:                By Hand:
------------------------------   ---------------------------   --------------------------
         P.O. Box 2065               111 Commerce Road              111 Commerce Road
S. Hackensack, N.J. 07606-2065     Carlstadt, N.J. 07072          Carlstadt, N.J. 07072
                                 Attn.: Reorganization Dept.   Attn.: Reorganization Dept.

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                                                                 or
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